Exhibit 99.1

NOVEL THERAPEUTICS AND DIAGNOSTICS FOR ALZHEIMER’S AND OTHER NEURODEGENERATIVE DISEASES © 2018 AC Immune. Not to be used or reproduced without permission. www.acimmune.com NASDAQ: ACIU | EGM | April 27, 2018

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 1 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement.

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 2 AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 3 About AC Immune ▪ Based at the EPFL campus in Lausanne, Switzerland ▪ Nasdaq listed in September, 2016 with net proceeds of USD 70.5 million ▪ Ticker symbol: Nasdaq: ACIU ▪ 57.4 million shares outstanding ▪ 90 full - time employees

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 4 Vision SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation - sensitive small molecules To become a global leader in precision medicine 1 of neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough therapies (1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to an individual's molecular drivers of dis ease.

Investment highlights

AC Immune: a leader in neurodegenerative diseases

1. Large and growing neurodegenerative diseases market driven by significant unmet medical need
2. Proprietary technology platforms (SupraAntigen, Morphomer) as engines for sustained growth
3. Diverse product pipeline with complementary diagnostic agents in clinical development
4. Lead product, crenezumab, in Phase 3 development with compelling Phase 2 data and favorable safety profile
5. Well-positioned financially with CHF 124.4 million in cash, financed through at least Q2 2019. Increasing investment into key areas of neuro-orphan and neuro-inflammation
6. Multiple high-profile strategic alliances with leading industry partners

AC Immune

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AC Immune

Business strategy: 3-pillar approach

Precision medicine creates ultimate differentiation


Vision
Alzheimer's disease (AD)
Non-AD
Neuro-orphans
Diagnostics
Technology platforms
Values

Alzheimer's disease

- Develop best-in-class late stage assets in partnership
- Develop preventive/therapeutic vaccines as fully owned assets
- Establish a pipeline of disease modifying small molecules

Non-AD, neuro-orphans

- Discover therapeutics in Parkinson's disease
- Leverage AD therapeutics in Down syndrome (DS), PSP[1] and other neuro-orphan diseases

Diagnostics

- Accelerate diagnostic pipeline to late stage development
- Use diagnostics for improved clinical trials and external partnerships

(1) Progressive supranuclear palsy

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AC Immune

High-Science approach to proteinopathies

Dual platforms enable discovery and opportunity for synergistic development

De-risked

Global disease mechanism of proteinopathies


Healthy cell
Affected cell
Recipient cell
Nucleus
Reverse misfolding
Promote Disaggre-gation
Inhibit spreading
Prevent seeding

Protein targets

Abeta	Tau	a-synuclein	Other proteinopathy targets, i.e. TDP-43

Dual tech platforms

SupraAntigen Platform	Morphomer Platform

Precision medicine approach and analysis

- Proprietary diagnostics
- Biomarkers
- BBB/Target engagement

Multiple indications

AD and non-AD proteinopathies including neuro-orphan[1]

- **Proteinopathies are efficiently adressed by a common scientific approach, complemented with proprietary diagnostic**
- **Many proteinopathies have orphan status**

(1) non-AD proteinopathies: Parkinson's disease; Down syndrome, progressive supranuclear palsy (PSP); Frontotemporal dementia (FTD); Dementia with Lewy Bodies; cerebral amyloid angiopathy; myotonic dystrophy; corticobasal degeneration; Pick's disease; amyotrophic lateral sclerosis; chronic traumatic encephalopathy

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AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 8 Product - focused and highly versatile platforms drive growth Technology platforms SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Immunotherapy against conformation - specific targets Hickman et al, JBC 286, 2011 ▪ Highly selective conformation - specific immunotherapy ▪ Antibodies and vaccines ▪ Rapid antibody response ▪ Favorable safety (T - cell independent ) ▪ Crenezumab 1 in AD ( Ph 3) ▪ ACI - 24 1 in AD ( Ph 1/2a) and DS (Ph1b) ▪ ACI - 35 2 in AD ( Ph 1b) ▪ Anti - Tau antibody 2 in AD ( Ph 2 ) ▪ a - syn 3 /TDP - 43 4 antibodies in PD and neuro - orphan indications (pre - clinical) Conformation sensitive small molecules Generation of conformation - specific small molecules Morphomer TM ▪ Conformation specific small molecules through rational design ▪ Robust library of small molecules ▪ Protein propagation inhibitors ▪ Tau - PET imaging agent 2 in AD and PSP ( Ph 1) ▪ Morphomers for different targets 1,2,3 in AD and PD (discovery / pre - clinical ) ▪ a - syn - PET imaging agent 3 in PD ( pre - clinical ) (1) Abeta ; (2) Tau; (3) a - synuclein ; (4) TDP - 43

AC Immune's robust pipeline

Driven by proprietary technology platforms

	Product candidate	Target	Partner	Discovery	Pre-clinical	Phase 1	Phase 2	Phase 3
Alzheimer's disease	**Crenezumab** (anti-Abeta antibody)	Abeta	Genentech (A Member of the Roche Group)	AD treatment				
	Prevention trial (API-ADAD) Colombian population	Abeta		AD prevention				
	ACI-24[1] (anti-Abeta vaccine)	Abeta		AD treatment				
	ACI-35 (anti-pTau vaccine)	Tau	Janssen	AD treatment				
	Anti-Tau antibody	Tau	Genentech (A Member of the Roche Group)	AD treatment				
	Morphomer Tau (Tau inhibitor, small molecule)	Tau		AD treatment				
Non-AD Neuro-orphan	**ACI-24** (anti-Abeta vaccine)	Abeta		Down sydnrome[2]				
	Morphomer Abeta (Abeta inhibitor, small molecule)	Abeta		Glaucoma				
	Morphomer a-syn (a-synuclein inhibitor, small molecule)	a-synuclein		Parkinson's				
	Anti-a-syn antibody	a-synuclein						
	Anti-TDP-43 antibody	TDP-43						
Diagnostics	**Tau-PET imaging agent**[3]	Tau	Piramal Healthcare	AD and PSP				
	IVD[4] (Tau, Abeta)	Abeta/Tau		AD				
	a-syn-PET imaging agent	a-synuclein	Biogen	Parkinson's				

Biologics | Small molecules | Diagnostics

(1) Advancing to Phase 2 study; (2) AD and cognitive impairment associated with Down syndrome; (3) Positron emission tomography; (4) *in-vitro* diagnostics

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AC Immune

Alzheimer's disease treatment

Early diagnosis translates into earlier treatment and better outcome


Health index
Genetic diagnosis
Imaging diagnosis
Clinical diagnosis
Vaccine
Antibody
Small molecules
Prevention
Disease-modifying treatment
Symptomatic treatment
Age
AD tomorrow
AD today

Primary Prevention	Presymptomatic 2ndry prevention	Prodromal AD MCI	Mild AD	Moderate – severe
Abeta Tau?	**Abeta Tau?**	**Abeta Tau**	**Abeta Tau**	**Tau?**

- The future treatment paradigm for neurodegenerative diseases may involve **different disease-modifying treatments used at various points in the progression of the disease**

- Possible **combination** therapies:
  - Passive immunization targeting Abeta (e.g. crenezumab) together with anti-Tau antibodies
  - Immunotherapies and small molecules targeting Abeta or Tau

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AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 11 Agenda items and proposals of the Board of Directors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 12 Agenda 1. Election of Member to the Board of Directors 2. Election to the Compensation , Nomination & Corporate Governance Committee 3. Compensation for the newly elected Member of the Board of Directors 4. Share Capital Increase

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 13 Agenda item 1 ▪ The Board of Directors proposes the election of Douglas E. Williams as new member of the Board of Directors, until the end of the next ordinary General Meeting. Election of Member to the Board of Directors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 14 Douglas E. Williams

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 15 Douglas E. Williams ▪ President, CEO and member of Board of Directors (BoD) of Codiak BioSciences ▪ BoD member of : - Ironwood Pharmaceuticals - Ovid Pharmaceuticals ▪ Previously Biogen’s Executive Vice President, R&D, ( Jan 2011 – July 2015) ▪ ZymoGenetics , CEO, BoD member ▪ Former companies he worked for: - Seattle Genetics - Amgen - Immunex ▪ Played a key role in the development of several novel drugs, including Enbrel, Tecfidera , Spinraza

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 16 Agenda item 2 ▪ The Board of Directors proposes the election of Douglas E. Williams as new member of the Compensation, Nomination & Corporate Governance Committee, until the end of the next ordinary General Meeting. Election to the Compensation, Nomination & Corporate Governance Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 17 Agenda item 3 ▪ The Board of Directors proposes to hold the following separate votes on the compensation of the new member of the Board of Directors: 3.a Vote on Total Non - Performance - Related Compensation for the new Member of the Board of Directors from 27 April 2018 to 30 June 2018 The Board of Directors proposes that shareholders approve an additional maximum amount of non - performance - related compensation for the new proposed member of the Board of Directors covering the period from 27 April 2018 to 30 June 2018, i.e., CHF 11'800 (cash base compensation plus social security costs). Compensation for the newly elected Member of the Board of Directors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 18 Agenda item 3 ▪ The Board of Directors proposes to hold the following separate votes on the compensation of the new member of the Board of Directors: 3.b Vote on Equity for the new Member of the Board of Directors The Board of Directors proposes that shareholders approve an additional maximum grant of equity or equity linked instruments for the new proposed member of the Board of Directors from 27 April 2018 to 30 June 2018 with maximum value of CHF 76'000 (equity or equity linked instruments value plus social security costs). Compensation for the newly elected Member of the Board of Directors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 19 Share Capital Increase

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 20 Background Rationale Agenda item 4: Share Capital Increase ▪ Shareholder approval is required under Swiss law for a company to increase its share capital ▪ Previous timeline for increase of authorized capital expired on 20 October 2017 ▪ Funding alternatives for ACIU are represented by additional collaboration arrangements, capital raises or a combination of both Example process for a potential equity offering ▪ Preserve subscription rights of existing shareholders while minimizing potential market risk (share price pressure) at the same time Process ▪ Tranche 1: Share Capital Increase for Institutional Investors ▪ Aim for a subscription period of 1 business day in order to avoid long durations of market exposure that could result in pressure on our share price ▪ Tranche 2: Share Capital Increase for Current Shareholders ▪ Allows existing shareholders to subscribe shares at identical terms and conditions as tranche 1 ▪ Aim for a subscription period of 6 business days

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 21 Agenda item 4 ▪ The Board of Directors intends to increase the share capital of the Company as the previous timeline for the increase of authorized capital expired on date 20 October 2017. This increase enables the Company to secure the necessary future funds to execute its three - pillar strategy targeting Alzheimer’s disease, non - Alzheimer’s disease and other neuro - orphan diseases and diagnostics. The Company anticipates to conduct this financing in two tranches: The first offering (agenda item 4.a) will allow the Company to broaden its existing shareholder base and issue new shares to institutional investors in a rapid way thus limiting market exposure. The second offering (agenda item 4.b) allows existing investors to subscribe shares at identical terms and conditions as the first offering. Both institutional investors and existing shareholders will each be served from their own respective offering with identical terms. Share Capital Increase

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 22 Agenda item 4a ▪ The Board proposes accordingly an ordinary share capital increase for institutional investors as follows: a) the share capital of the Company is increased by way of an ordinary increase by up to CHF 170'000 by issuing up to 8'500'000 registered shares with a nominal value of CHF 0.02 each; b) the pre - emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall be entitled to publish the subscription price by electronic media including press release and e - mail and to limit the subscription period to one business day; any new shares not subscribed shall be allocated by the Board of Directors at its discretion; c) the technical issuance price of the new shares to be paid in cash shall be determined by the Board of Directors; d) the new shares are entitled to dividends for the business year starting 1 January 2018; e) the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association; f) the stamp duty shall be paid by the Company; and g) the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register. Share Capital Increase for Institutional Investors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 23 Agenda item 4b ▪ As for logistical reasons current shareholders may not be able to participate in the ordinary share capital increase for institutional investors, the Board proposes an ordinary share capital increase for current shareholders at identical terms as offered in the preceding ordinary share capital increase as follows : a) the share capital of the Company is increased by way of an ordinary increase of by up to CHF 30'000 by issuing up to 1'500'000 registered shares with a nominal value of CHF 0.02 each; b) the pre - emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall credit each shareholder with a corresponding number of non - tradable subscription rights with identical terms as offered to institution investors in the ordinary share capital increase resolution resolved today. Such subscription rights may be exercised during a subscription period of at least six business days; any new shares not subscribed shall be allocated by the Board of Directors at its discretion in first priority to current shareholders ; c) the technical issuance price of the new shares to be paid in cash shall be determined by the Board of Directors ; Share Capital Increase for Current Shareholders

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 24 Agenda item 4b ( cont .) ▪ As for logistical reasons current shareholders may not be able to participate in the ordinary share capital increase for institutional investors, the Board proposes an ordinary share capital increase for current shareholders at identical terms as offered in the preceding ordinary share capital increase as follows : d) the new shares are entitled to dividends for the business year starting 1 January 2018; e) the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association; f) the stamp duty shall be paid by the Company; and g) the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register. Share Capital Increase for Current Shareholders

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | EGM | April 27, 2018 25 We thank you for coming and your continued support .